FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated February 05, 2025

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 05 February, 2025

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 05 February 2025
Directorate Change

Exhibit 99

Unilever PLC
Unilever Board Update

Unilever today announced that Zoe Yujnovich has been appointed as an independent Non-Executive Director. Zoe will join the Unilever Board with effect from 1 March 2025.

Zoe is Shell's Integrated Gas and Upstream Director and has held various senior management positions across Shell since joining in 2014. Prior to joining Shell, Zoe spent almost two decades in Rio Tinto, including as President and CEO of the Iron Ore Company of Canada.

Zoe brings deep experience of fast paced transformations at scale across global businesses. She has an extensive network and experience in engaging with governments, regulators and civil society stakeholders across the world.

Zoe Yujnovich will also join the Nominating and Corporate Governance Committee and Corporate Responsibility Committee effective as at 1 March 2025.

Unilever today also announced that the following Non-Executive Directors will offer themselves for election or re-election to the Unilever PLC Board at the Annual General Meeting of Unilever PLC on 30 April 2025 (the "2025 AGM"): Ian Meakins (Chair of the Board), Adrian Hennah, Ruby Lu, Susan Kilsby, Nelson Peltz, Judith McKenna, Benoît Potier and Zoe Yujnovich.

Hein Schumacher, CEO, and Fernando Fernandez, CFO, will also offer themselves for re-election to the Unilever PLC Board at the 2025 AGM.

Non-Executive Director Andrea Jung has decided not to stand for re-election at the 2025 AGM.

Unilever Chair Ian Meakins said: "On behalf of the Board, I would like to thank Andrea Jung for her contribution to the Unilever PLC Board over her many years of service. I would also like to welcome Zoe Yujnovich to the Board. Zoe brings a wealth of experience, and I am sure we will greatly benefit from her experience and expertise."